Filed by RS Investment Trust

Subject Company—Oak Value Trust, File No. 811-09000

Filed pursuant to Rule 425 under the Securities Act of 1933;

deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

RS INVESTMENTS TO ADD RESPECTED INVESTMENT TEAM

RS Announces Agreement for Oak Value Team to Join RS

RS to Acquire Assets of Firm, Seek Fund Adoption

San Francisco, CA (June 24, 2010) – RS Investments, a San Francisco-based investment management firm, today announced that it has entered into an agreement with Oak Value Capital Management, Inc. (“Oak Value”) for the portfolio management team to join RS and to acquire certain assets of that firm, including its investment management relationships. Based in Chapel Hill, North Carolina, Oak Value serves as investment adviser to Oak Value Fund (OAKVX). The firm is an employee-owned investment management firm founded in 1986 with approximately $190 million in assets under management.

“The capabilities of this team are reflected in the strong track record of the Oak Value Fund, and we look forward to welcoming the firm’s key investment professionals to RS,” said Terry Otton, chief executive officer of RS Investments. “The Oak Value Fund, which will continue to be managed in the same GARP-Growth investment style by the team, is an excellent strategic fit that complements our existing offerings.” The adoption of the Oak Value Fund into the RS family of funds is subject to the approval of Oak Value Fund’s shareholders.

Joining RS Investments will be co-portfolio managers David R. Carr, Jr., who co-founded Oak Value in 1986, Larry D. Coats, Jr., who joined the firm in 1994, and Christy L. Philips, who joined in 2003, as well as certain other employees. The portfolio management team brings, on average, 24 years of industry experience, adding to RS’ experienced ranks of investment professionals.

“By joining RS, we gain access to the resources of this premier firm and benefit from being part of the larger organization,” said David Carr, founder of Oak Value. “This move will enable us to focus exclusively on what we do best – investment management – while benefiting from RS’ strengths in fundamental research and its strong operational and distribution infrastructure.”

Mr. Carr emphasized that the team’s investment process and key personnel will not change, and that they will continue to operate from their offices in Chapel Hill. Once the transaction is final, the portfolio management team members will become RS Investments employees.

“As an organization focused solely on investment management, we are committed to hiring and retaining the most experienced and skilled investment professionals in the industry,” said Mr. Otton. “Over the last several years, we have built a state-of-the-art investment platform and infrastructure, which make RS a great environment for investment professionals to do their best work.”

“The benefits for our clients and shareholders are substantial, ranging from access to resources, the potential for lower fees, and most importantly, the opportunity for us to focus exclusively on delivering the kind of returns our investors have come to expect,” said Mr. Coats, co-portfolio manager of the Fund and chief executive of Oak Value. “RS is the ideal home for our team. We share a commitment to fundamental research and investment discipline – the fit couldn’t be better.”

RS has multiple, dedicated investment teams that specialize by investment styles and conduct their own proprietary research. The new investment team manages a high-conviction, GARP-oriented large cap growth investment strategy, complementing RS’ existing Value and Growth capabilities. According to Mr. Otton, the firm has continued to invest in top-tier investment talent throughout the recent downturn, adding five professionals to its 23-person investment staff since 2008. Mr. Otton reinforced this priority, stating “We are fully committed to this team and providing them with the resources they need.” In total, RS Investments has 91 employees.

The adoption of the Oak Value Fund into the RS fund family has been approved by the fund boards of both mutual fund families and is subject to the approval of Oak Value Fund’s shareholders. The transaction between RS and Oak Value and the adoption of the Oak Value Fund into the RS fund family are expected to be completed by this fall.

About RS

RS Investments is an investment management firm offering investment solutions for institutional and individual investors and the advisors who serve them. The firm’s specialized investment platform supports distinct investment teams, each utilizing disciplined and repeatable investment processes to deliver research-driven value, growth, international, and fixed income strategies. The firm was founded in 1986 and has offices in San Francisco and New York.

Shareholders of Oak Value Fund should read the prospectus/proxy statement carefully when it is available because it will contain important and more complete information about the proposed reorganization of Oak Value Fund, a series of Oak Value Trust, into RS Capital Appreciation Fund, a series of RS Investment Trust. The prospectus/proxy statement will set forth the identity of the participants in the proxy solicitation and a description of the participants’ direct or indirect interests, by security holdings or otherwise. No authorized offer of a security of RS Capital Appreciation Fund in connection with the proposed reorganization may be made except pursuant to the final prospectus/proxy statement provided to shareholders of Oak Value Fund. Once the prospectus/proxy statement is available, shareholders can get it and any other relevant documents for free at the Securities and Exchange Commission’s Web site (www.sec.gov) or by calling RS Investments at 800-766-3863 or Oak Value at 800-680-4199.

The information herein regarding RS Capital Appreciation Fund is not complete and may be changed. We may not sell securities of RS Capital Appreciation Fund until the registration statement filed with the Securities and Exchange Commission is effective. This is not an offer to sell the securities of RS Capital Appreciation Fund and is not soliciting an offer to buy such securities in any state where the offer or sale is not permitted.

RS Funds and the Oak Value Fund are sold by prospectus only. You should carefully consider the investment objectives, risks, charges and expenses of the Fund(s) before making an investment decision. The prospectus contains this and other important information. Please read it carefully before investing or sending money. To obtain a printed copy for the RS Funds, please call 800-766-3863. To obtain a printed copy for the Oak Value Fund, please call 800-622-2474.

Growth at a Reasonable Price (GARP) investing seeks to combine the tenets of both growth and value investing. GARP investors seek companies that are showing consistent earnings growth above broad market levels combined with relatively low valuation multiples.

RS Investments is an independent subsidiary of Guardian Investor Services LLC (GIS). GIS is a registered broker-dealer, registered investment advisor, and a wholly owned subsidiary of The Guardian Life Insurance Company of America.

RS Funds are distributed by: GIS, 7 Hanover Square, New York, NY 10004.

Guardian Investor Services LLC (GIS) is a member: FINRA, SIPC.

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